SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2000, or
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ___________ to _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Subsidiaries Savings and Investment Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

                              REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA



         THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS AND INVESTMENT PLAN
                    Financial Statements for the Years Ended
                  December 31, 2000 and 1999 and Supplemental
                      Schedule as of December 31, 2000 and
                          Independent Auditors' Report



THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits
   as of December 31, 2000 and 1999                                            2

  Statements of Changes in Net Assets Available for Benefits
   for the Years Ended December 31, 2000 and 1999                              3

  Notes to Financial Statements for the Years Ended
   December 31, 2000 and 1999                                                  4

SUPPLEMENTAL SCHEDULE - Assets Held for Investment
  (Schedule H, Part IV, Line 4i of Form 5500), December 31, 2000               9

SUPPLEMENTAL SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required or due to their inclusion in information filed by The Procter & Gamble Master Savings Trust:

Reportable Transactions for the Year Ended December 31, 2000

Assets Acquired and Disposed of Within the Plan Year

Party-in-Interest Transactions

Obligations in Default

Leases in Default



INDEPENDENT AUDITORS' REPORT


To The Procter & Gamble Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Subsidiaries Savings and Investment Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/DELOITTE & TOUCHE LLP
------------------------
DELOITTE & TOUCHE LLP


April 27, 2001



THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS
AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2000 AND 1999
-----------------------------------------------------------------------------------------

                                                                  2000           1999
 ASSETS:
  Investment in The Procter & Gamble Master Savings Trust,
    at fair value                                              $5,609,933      $6,820,478
  Loans to participants                                            56,681          68,520
  Investment income receivable                                        892             926
                                                               ----------      ----------
           Total assets                                         5,667,506       6,889,924

LIABILITIES - Accrued administrative expenses                       4,946           5,571
                                                               ----------      ----------


NET ASSETS AVAILABLE FOR BENEFITS                              $5,662,560      $6,884,353
                                                               ==========      ==========
See notes to financial statements




THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS
AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------
                                                                  2000           1999

ADDITIONS:
  Investment income (loss):
    Equity in net earnings (loss) of The Procter & Gamble
      Master Savings Trust                                    $  (482,315)     $  963,087
    Interest                                                        5,789           5,860
                                                              ------------     ----------
           Total investment income (loss)                        (476,526)        968,947

  Transfer from unaffiliated plans                                                 14,518
                                                              -----------      ----------
           Total                                                 (476,526)        983,465
                                                              -----------      ----------

DEDUCTIONS:
  Distributions and withdrawals to participants                   724,897         365,539
  Administrative expenses                                          20,370          26,403
                                                              -----------      ----------
           Total                                                  745,267         391,942
                                                              -----------      ----------
NET INCREASE (DECREASE)                                        (1,221,793)        591,523

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                             6,884,353       6,292,830
                                                              -----------      ----------
  End of year                                                 $ 5,662,560      $6,884,353
                                                              ===========      ==========
See notes to financial statements



THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS
AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000 and 1999
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     The following brief description of The Procter & Gamble Subsidiaries Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     GENERAL - The Plan is a defined contribution plan covering substantially all employees of Maryland Club Foods, Inc., all eligible employees of Shulton, Inc., and former employees of Fisher Nut Company who were members of the Twin Cities Bakery and Confectionery Workers Union, Local No. 22. Maryland Club Foods, Inc. was sold in May 1994 and Fisher Nut Company was dissolved in July 1998. The Plan was established effective April 1, 1989 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective March 14, 1996, the Shulton Savings Plan and Fisher Nut Savings Plan were merged into the Maryland Club Foods, Inc. Retirement Savings Plan and The Procter & Gamble Company ("Company"), Plan sponsor, changed the Plan name to The Procter & Gamble Subsidiaries Savings and Investment Plan.

     Effective May 1, 2001, the Dover Savings and Investment Plan and the Giorgio Employee Savings Plan were merged into the Plan.

     CONTRIBUTIONS AND VESTING - Effective April 1996, all contributions to the Plan were suspended and all participants became fully vested.

     DISTRIBUTIONS - The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of common stock or in installment payments over a period not to exceed 120 months. Prior to April 1, 2001, participants were allowed to elect a distribution in the form of an annuity. Retired or terminated employees shall commence benefit payments upon attainment of age 70-1/2.

     WITHDRAWALS - A participant may withdraw any portion of after-tax contributions once in any six-month period. Participants who have attained age 59-1/2 or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six-month period.

     PLAN TERMINATION - Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

     ADMINISTRATION - The Plan is administered by the Master Savings Plan Committee consisting of four members appointed by the Board of Directors of the Company, except for duties specifically vested in the trustee, PNC Bank, Ohio, N.A. ("PNC Bank"), who is also appointed by the Board of Directors of the Company.

     TRANSFER FROM UNAFFILIATED PLANS - Amounts represent account balances of Company employees transferred from unaffiliated Company plans.

     LOANS - The Plan allows participants to borrow funds from their accounts in certain circumstances up to maximum amounts specified in the Plan agreement. Loans are repayable in at least monthly installments of principal and interest over a maximum term of five years (fifteen years if the loan is used to purchase a primary residence). Principal and interest paid is credited to applicable funds in the borrower's account. Upon termination or retirement, the outstanding loan balance will be treated as a distribution to the participant.

     PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS - Each participant account is credited with an allocation of Plan earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account. Participants may allocate their accounts in one or all of the following investment options offered by the Plan:

       ENHANCED CASH FUND - The prospectus indicates that this fund invests in short to medium length maturity, interest-bearing instruments.

       COMPANY STOCK FUND - A fund that invests in shares of The Procter & Gamble Company common stock.

       ACTIVE FIXED-INCOME CORE FUND - The prospectus indicates that this fund invests in a diversified portfolio of publicly and privately traded corporate, government, international, and mortgage backed bonds.

       DISCIPLINED EQUITY FUND - The prospectus indicates that this fund invests in equity securities of approximately 300 domestic, large company stocks.

       DIVERSIFIED FUND - The prospectus indicates that this fund invests in a balanced portfolio consisting of both equity and fixed securities.

       INTERNATIONAL EQUITY FUND - The prospectus indicates that this fund invests in a diversified portfolio of equity securities of foreign corporations.

       SMALL COMPANY EQUITY II FUND - The prospectus indicates that this fund invests in a portfolio of equity securities issued by small companies.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in Company common stock is valued at the closing price on an established security exchange. The Plan's investment funds (funds) are valued by the fund manager, JP Morgan Investment Management, Inc., based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each plan participating in The Procter & Gamble Master Savings Trust (Master Trust) by PNC Bank and to each participant's account by the Plan's recordkeeper.

     EXPENSES OF THE PLAN - Investment management expenses were paid by the Plan in 2000 and 1999. All other fees were paid by the Company.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     ACCOUNTING POLICIES - On January 1, 2001, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. The adoption of this standard did not have a material effect on the Plan's financial statements.

3.   INCOME TAX STATUS

     The Internal Revenue Service (IRS) has determined and informed the Company by letter dated March 11, 1991, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the latest determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC at December 31, 2000 and 1999. Therefore, they believe that the Plan was qualified and tax-exempt as of December 31, 2000 and 1999 and no provision for income taxes has been reflected in the accompanying financial statements.

4.   INTEREST IN MASTER TRUST

     Effective January 1, 1993, the Company formed the Master Trust in accordance with a master trust agreement with PNC Bank.

     Use of a master trust permits the commingling of various investments that fund Company-sponsored defined contribution plans for investment and administrative purposes. Although assets are commingled in the Master Trust, PNC Bank maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to participating plans based upon each plan's proportionate interest in the Master Trust. The following represents the 2000 and 1999 audited financial information regarding the net assets and investment income of the Master
     Trust:

     Assets of the Master Trust at December 31, 2000 are summarized as follows:

                                                   Company        JP Morgan
                                                   Stock Fund     Funds          Total

     Investments, at fair value                    $ 70,011,871   $147,678,436   $217,690,307
     Accrued interest and dividends                         139          1,912          2,051
                                                   ------------   ------------   ------------
     Total                                         $ 70,012,010   $147,680,348   $217,692,358
                                                   ============   ============   ============
     Plan's investment in Master Trust             $    625,519   $  4,984,414   $  5,609,933
                                                   ============   ============   ============
     Plan's percentage ownership interest
      in Master Trust                                         1%             3%             3%
                                                   ============   ============   ============

     Investments, at fair value, held by the Master Trust at December 31, 2000 are summarized as follows:
                                                   Company        JP Morgan
                                                   Stock Fund     Funds          Total

     The Procter & Gamble Company common
       stock                                       $ 70,010,072                  $ 70,010,072
     Mutual funds                                                 $147,674,640    147,674,640
     Short-term investments                               1,799          3,796          5,595
                                                   ------------   ------------   ------------
     Total investments at fair value               $ 70,011,871   $147,678,436   $217,690,307
                                                   ============   ============   ============

     Investment loss from the Master Trust for the year ended December 31, 2000 is summarized as follows:
                                                   Company        JP Morgan
                                                   Stock Fund     Funds          Total
     Net appreciation (depreciation) in
        fair value of investments                  $(25,585,173)  $ (8,079,528)  $(33,664,701)
     Dividends                                        1,183,956                     1,183,956
     Interest                                             4,967         10,478         15,445
                                                   ------------   ------------   ------------
     Total                                         $(24,396,250)  $ (8,069,050)  $(32,465,300)
                                                   ============   ============   ============
     Plan's equity in net earnings (losses) of
       Master Trust                                $   (235,451)  $   (246,864)  $   (482,315)
                                                   ============   ============   ============


     Assets of the Master Trust at December 31, 1999 are summarized as follows:

                                                    Company        JP Morgan
                                                    Stock Fund     Funds          Total
     Investments, at fair value                     $ 95,073,504   $167,057,050   $262,130,554
     Accrued interest and dividends                        4,143            521          4,664
                                                    ------------   ------------   ------------
     Total                                          $ 95,077,647   $167,057,571   $262,135,218
                                                    ============   ============   ============
     Plan's investment in Master Trust              $    887,002   $  5,933,476   $  6,820,478
                                                    ============   ============   ============
     Plan's percentage ownership interest in
      Master Trust                                             1%             4%             3%
                                                    ============   ============   ============


     Investments, at fair value, held by the Master Trust at December 31, 1999 are summarized as follows:
                                                    Company        JP Morgan
                                                    Stock Fund     Funds          Total
     The Procter & Gamble Company common
       stock                                        $ 94,131,490                  $ 94,131,490
     Mutual funds                                                  $167,057,050    167,057,050
     Short-term investments                              942,014                       942,014
                                                    ------------   ------------   ------------
     Total investments at fair value                $ 95,073,504   $167,057,050   $262,130,554
                                                    ============   ============   ============


     Investment income from the Master Trust for the year ended December 31, 1999 is summarized as follows:
                                                    Company        JP Morgan
                                                    Stock Fund     Funds          Total
     Net appreciation (depreciation) in fair value
      of investments                                $ 15,627,185   $ 23,544,487   $ 39,171,672
     Dividends                                         1,058,186                     1,058,186
     Interest                                             31,081          3,471         34,552
                                                    ------------   ------------   ------------
     Total                                          $ 16,716,452   $ 23,547,958   $ 40,264,410
                                                    ============   ============   ============
     Plan's equity in net earnings (losses) of
      Master Trust                                  $    155,718   $    807,369   $    963,087
                                                    ============   ============   ============


                                   * * * * * *

THE PROCTER & GAMBLE
SUBSIDIARIES SAVINGS AND
INVESTMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT
(Schedule H, Part IV, Line 4i of Form 5500)
DECEMBER 31, 2000
--------------------------------------------------------------------------------------


Identity of Issuer,
Borrower, Lessor                                                              Fair
 or Similar Party      Description of Investment                              Value

Participant Loans      9 loans with maturities ranging from April 2001
                       to November 2009 and interest rates ranging from
                       7.75%-9.75%                                            $ 56,681
                                                                              ========


PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.


                                        The Procter & Gamble Subsidiaries
                                        Savings and Investment Plan




                                        /S/THOMAS J. MESS
Date:  June 26, 2001                   ---------------------------------------
                                        Thomas J. Mess
                                        Secretary for Trustees




                                EXHIBIT INDEX

Exhibit No.                                                Page No.

    23             Consent of Deloitte & Touche